August 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aircastle Limited Registration Statement on Form S-1 (File No. 333-134669) Originally Filed June 2, 2006 (the ‘‘Registration Statement’’)

Ladies and Gentlemen:

Aircastle Limited, a company organized under the laws of Bermuda (the ‘‘Company’’), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 3:00 p.m., Eastern Daylight Time, on August 7, 2006, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (203) 504-1020 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

August 3, 2006

Very truly yours, AIRCASTLE LIMITED

By:	/s/ David Walton
Name: David Walton Title: Chief Operating Officer and General Counsel